

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 4, 2009

*By U.S. Mail and Facsimile to: (843) 724-1523*

William L. Hiott, Jr.
Executive Vice President and Treasurer
Bank of South Carolina Corporation
256 Meeting Street
Charleston, SC 29401

   **Re: Bank of South Carolina Corporation**
      **Form 10-K for the Fiscal Year Ended December 31, 2008**
      **Form 10-Q for the Quarterly Period Ended June 30, 2009**
      **Form 10-Q for the Quarterly Period Ended September 30, 2009**
      **File No. 000-27702**

Dear Mr. Hiott:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. On the cover page of your Form 10-K you indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. However, Bank of South Carolina's shares have been registered under Section 12(b) of the Securities Exchange Act of 1934 since the NASDAQ market became an exchange in 2006. Please revise the cover pages of future Forms 10-K accordingly.

Item 9A(T).  Controls and Procedures, page 59

2.      Please tell us why you have not included a statement identifying the framework
        used by management to evaluate the effectiveness of the company's internal
        control over financial reporting.  Refer to Item 308(T)(a)(2) of Regulation S-K.

Option Awards, page 64

3.      Please tell us why there is no option award information included in the Option
        Award table on page 64.  We note, in that regard, the disclosure in the second
        paragraph on page 66.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 68

4.      Please tell us why you have not included the equity compensation plan table
        required by Item 201(d) of Regulation S-K.  We note, in that regard, the
        disclosure on page 51 regarding the company's Incentive Stock Option Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 71

5.      You disclose that loans with related persons were made on substantially the same
        terms as those prevailing at the time for comparable transactions with *other
        persons*.  Please confirm, and revise future filings to disclose, if true, that the
        loans were made on substantially the same terms, including interest rates and
        collateral, as those prevailing at the time for *comparable loans with persons not
        related to the lender*.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 72

6.      Please tell us why the company's Incentive Stock Option Plan and Employee
        Stock Ownership Plan are not filed as exhibits to the Form 10-K.  Refer to Item
        601(b)(10)(iii)(A) of Regulation S-K.

Exhibits 31.1 and 31.2

7.      We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of
        the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.
        In particular, you have replaced the word "registrant" with the name of the
        company in paragraphs 3, 4 and 5.  We note similar modifications in Exhibits
        31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009,
        June 30, 2009 and September 30, 2009.  In future filings, please ensure that the

certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 4. Submission of Matters to a Vote of Security Holders, page 33

8.      Please tell us why you have not provided a brief description of each matter voted upon at the April 14, 2009 meeting and stated the number of votes cast for, against or withheld, as well as the number of abstentions and broker nonvotes, as to each such matter, including a separate tabulation with respect to each nominee for office.  Refer to Item 4(c) of Part II of Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis or Plan of Operation, page 16

9.      Starting in the first quarter, Bank of South Carolina has seen larger (greater than $100,000) certificates of deposit grow by almost 100% and went from 10% to almost 20% of your total deposits.  Revise your management's discussion to provide management's view of why it is funding operations using larger certificates and the potential impact upon the risks that Bank of South Carolina faces in the event it encounters financial difficulty.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel